Filed by: CBS Outdoor Americas Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBS Corporation

Commission File No.: 333-196652

INSTRUCTION FORM

OUTDOOR 401(k) PLAN

BEFORE SUBMITTING YOUR INSTRUCTION, PLEASE READ CAREFULLY THE ACCOMPANYING EXCHANGE OFFER DOCUMENT AND ALL OTHER ENCLOSED MATERIALS. IF YOU WOULD LIKE THE TRUSTEE TO TENDER INTO THE EXCHANGE OFFER, YOU SHOULD DELIVER YOUR INSTRUCTION TO THE INDEPENDENT TABULATOR.

INSTRUCT BY TELEPHONE	INSTRUCT BY INTERNET	INSTRUCT BY MAIL

1-866-395-9261 Call toll-free on a touch-tone phone, 24 hours a day, seven days a week. Have this form available when you call and follow the directions.	https://www.tabulationsplus.com/cbso Have this form available when you visit the instruction site and follow the directions. You may elect to receive an e-mail confirmation.	Mark, date and sign this form and mail promptly in the postage-paid envelope. Do not return the form if you instruct by telephone or by Internet.

Your instruction, whether by mail, by telephone or by Internet, must be received by Ellen Philip Associates, Independent Tabulator, before 1:00 p.m., Eastern Time, on July 3, 2014 to be included in the tabulation.

CONTROL NUMBER:

Retain this copy of your control number in case you need it at a future time to change your instruction.

You may change your instruction at any time before the cutoff date by submitting a new instruction, either by telephone or by Internet. A new instruction amounts to a revocation of any prior instruction. No matter how many instructions you submit, your latest instruction, by the cutoff date, is the one that will be counted for tabulation purposes in the exchange offer.

To instruct by mail, detach at perforation, complete the form, and mail promptly to the Independent Tabulator in the postage-paid envelope.

Vanguard Fiduciary Trust Company currently serves as trustee (the “Trustee”) of the Outdoor 401(k) Plan (the “Plan”). The Plan includes an investment fund (the “CBS Class B Company Stock Fund”), which is invested primarily in shares of CBS Class B common stock, par value $0.001 per share. As a participant in the Plan who has allocated a portion of your Plan account to be invested in the CBS Class B Company Stock Fund, you have the right to direct whether or not the Trustee will tender into the exchange offer with respect to all or a percentage of your proportional interest in the CBS Class B Company Stock Fund. Under the terms of the Plan, upon receipt of the total results of participant direction, the Trustee will respond to the exchange offer as directed by participants with respect to their proportional interest in the CBS Class B Company Stock Fund. With respect to the proportional interest of participants with respect to which no direction is timely received, except as otherwise required by law, the Trustee will not be directed to tender into the exchange offer.

For the CBS Class B Company Stock Fund, check the box below that corresponds to the percentage of your proportional interest that you direct to be tendered by the Trustee into the exchange offer.

CBS CLASS B COMMON STOCK

☐	TENDER ALL (or 100%) of my proportional interest in the CBS Class B Company Stock Fund.

☐	TENDER ONLY PER CENT (WHOLE PER CENT) of my proportional interest in the CBS Class B Company Stock Fund. As a result of this election, the balance of my proportional interest in the CBS Class B Company Stock Fund will not be tendered.

☐	TENDER NONE of my proportional interest in the CBS Class B Company Stock Fund.

, 2014
Signature	Date

Additional Information

The terms and conditions of the exchange offer will be more fully described in the registration statement being filed by CBS Outdoor Americas Inc. with the SEC and a Schedule TO being filed by CBS Corporation with the SEC. The prospectus, which is included in the registration statement, contains important information about CBS Corporation, CBS Outdoor Americas Inc., the separation and related matters. CBS Corporation will mail the prospectus to its shareholders. Investors and security holders are urged to read carefully and in its entirety the prospectus and any other relevant documents filed with the SEC by CBS Corporation and CBS Outdoor Americas Inc. when they become available and before making any investment decision.

None of CBS Corporation, CBS Outdoor Americas Inc. or their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether any shareholder of CBS Corporation should participate in the exchange offer. This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, nor is it a recommendation as to whether a shareholder should participate in the exchange offer. The offer is made solely by means of the prospectus.

Shareholders of CBS Outdoor Americas Inc. will be able to obtain a free copy of the prospectus and other related documents filed with the SEC by CBS Corporation and CBS Outdoor Americas Inc. at the SEC’s web site at www.sec.gov, and those documents may also be obtained for free, as applicable, from CBS Corporation at www.cbscorporation.com or CBS Outdoor Americas Inc. at www.cbsoutdoor.com.

CBS Corporation has retained Georgeson Inc. as the information agent for the exchange offer. To obtain copies of the exchange offer prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, please contact the information agent at 1-888-624-7035 (toll-free for all stockholders in the United States) or +1-781-575-3340 (outside the United States).